Exhibit 28m(10) under Form N-1A

Exhibit 1 under Item 601/Reg. S-K

EXHIBIT Q

to the

Distribution Plan

FEDERATED INCOME SECURITIES TRUST:

Federated Capital Income Fund

Class R Shares

This Exhibit Q to the Distribution Plan is adopted as of the 17th day of May, 2013, by Federated Income Securities Trust with respect to the Class R Shares of the portfolio of the Trust set forth above.

As compensation for the services provided pursuant to this Plan, FSC will be paid a monthly fee computed at the annual rate of 0.50 of 1% of the average aggregate net asset value of the Class R Shares of Federated Capital Income Fund held during the month.

Witness the due execution hereof this 1st day of June, 2013.

FEDERATED INCOME SECURITIES TRUST

By: /s/ J. Christopher Donahue

Name: J. Christopher Donahue

Title: President